Rockwell Announces Results for Third Quarter of Fiscal 2012

Thursday January 12, 2012, Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) announces results for the three and nine months ended November 30, 2011. (Currency values are presented in Canadian dollars unless otherwise indicated.)

Salient features of the quarter ended November 30, 2011

  5,334 carats were produced at the Tirisano, Klipdam and Saxendrift operations and 5,376 carats were sold at an average price of US$1,109 per carat.

  Tender sales of $6.0 million were achieved, with an additional $ 2.3 million income coming from the beneficiation profit share arrangement with the Steinmetz Group. This resulted in diamond revenues of $8.3 million (Third quarter fiscal 2011 - $11.1 million).

  Cost of sales including amortization, depletion and impairment charges totaled $7.7 million (Third quarter fiscal 2011 – $9.2 million.)

  A gross profit of $0.6 million for the quarter was achieved, though a loss of $2.1 million was recorded which includes depreciation and depletion of mineral property interest of $1.8 million.

  Net general and administrative expenses decreased from $1.9 million to $1.7 million.

  As settlement of the Midamines legacy issue a one-time arbitration award was made totaling $1.4 million.

Commenting on Rockwell Diamonds, Mr James Campbell, CEO and president of Rockwell Diamonds said:

“Rockwell met with a number of challenges during the third quarter. A correction in general diamond pricing affected our reported revenue. With Tirisano still being in its production ramp up phase, the operating costs impacted on our overall financial performance. Having changed the senior mine management team in December 2011, Tirisano now has the right people on board to meet mine targets. We also finalized the legacy Midamines matter, with one off negative financial implications.”

“Our focus continues to be delivering on the objectives of the strategic review that was conducted at the beginning of 2011. These all relate to diamond value management and we have reached a number of milestones. We have significantly enhanced our management and skills base. These are critical to delivering on our short and long term objective of becoming a leading diamond producer in terms of our focus on value and profitability. The rationalization of Holpan and Klipdam with its single processing facility should enable us to profitably access the remnant Rooikoppie resources. Completing the installation of the fit for purpose in field screen at Saxendrift will enable better efficiency and profitability at our flagship operation. With the completion of the Tirisano acquisition, and having completed the new processing and recovery facilities and mining schedule as well as having replaced management, we are well on our way to establishing a second profitable and long-life operation. We are also introducing new and appropriate technology to further entrench our value management focus, such as the bulk X-ray technology at Saxendrift which is on track. The six mining and prospecting rights at Wouterspan were consolidated, providing significant upside to extend the mining potential of the property.”

“We are pleased with the progress that we have made on all these fronts. We will maintain our focus on addressing the key operational issues and associated priorities. Once Rockwell has delivered on these, management will turn its focus to bringing on stream our substantial pipeline of projects and resources. We will pursue those opportunities that fit our strategic objective of profitably producing high value diamonds and continuing to add value through our beneficiation joint venture with the Steinmetz Diamond Group. Rockwell is well placed to deliver on its strategic objectives and our balance sheet provides us with the required working capital to achieve our short to medium term plans.”

Strategy Overview

Rockwell was faced with a challenging third quarter which included a correction in the diamond market. The commissioning of Tirisano took significant management time and commitment while Klipdam yielded disappointing diamond values even though its grades were on budget. Saxendrift made progress with its projects to stabilize production. The key strategic objective is to remain focused on optimizing the productive mines to deliver better returns. The Company is currently evaluating the potential returns associated with several investment projects, including extensions to improve returns at the Tirisano and Saxendrift operations as well as the construction of a new production plant at the Wouterspan mine site. Once the current review is completed, projects with the highest projected returns will be pursued dependent on available financing.

At the end of the third quarter, due to some operating challenges, the Company’s senior mine management teams were reorganized, and several new appointments were made to enhance the skills in the Company.

Although overall production in the third quarter fell short of internal production targets set earlier in the year, the gap is beginning to close. In line with the strategic principles of Diamond Value Management, the production profile of the Saxendrift mine has shown signs of stabilizing. With the completion of the Tirisano acquisition on September 1, 2011, production began ramping up from mid-October 2011 and although diamond grades were disappointing, the prices achieved for these stones were higher than expected. Klipdam achieved its budgeted recoveries in November 2011, but the overall third quarter recovery was below target and quality. The Holpan mine has been closed and its associated diamond resources are being treated at Klipdam which will extend its life.

Financial Overview

The Company reported revenue of $8.3 million for the quarter (Third quarter fiscal 2011: $11.1 million). Beneficiation profit share from the joint venture with the Steinmetz Group has shown year-on-year growth to $2.3 million (Third quarter fiscal 2011: $897,428). Tender sales amounted to $6.0 million from the sale of 5,376 carats (Third quarter fiscal 2011: 6,414) from the Company’s three operational mines:

  Saxendrift achieved a 24% year-on-year improvement in sales to US$3.3 million, due to a 34% increase in total carats sold to 1,761;

  Klipdam’s sales revenue of US$1.4 million was significantly lower than in the comparable quarter in fiscal 2011 due to disappointing diamond values and a decrease in carats; and

  Sales revenue at Tirisano amounted to US$1.3 million as diamonds at its first tender sale achieved above budget prices.

A gross profit of $0.6 million for the quarter was achieved, though a loss of $2.1 million was recorded which includes depreciation and depletion of mineral property interest of $1.8 million. Mining costs increased compared to the second quarter of fiscal 2012. This was mainly due to the inclusion of costs relating to the Tirisano mine for the first time and given that it was still in its ramp up phase, operating profitability was negatively affected. The Midamines settlement, amounting to $1.2 million (before interest) was paid in October 2011. The total cost including interest and legal fees was $1.4 million in the third quarter. The Company is not aware of any other outstanding litigation.

It is encouraging, however, that on a year-on-year basis, the average operating cash cost per cubic metre decreased by 3% to US$10.16.

The South African Rand depreciated by 11% against the Canadian Dollar during the third quarter, having a significant impact on the Company’s balance sheet. This reflected as a negative non-cash foreign currency translation impact of $7.1 million on the income statement. Further Rand weakness could put upward pressure on dollar denominated costs.

At November 30, 2011, the Company had cash and cash equivalents of $11.2 million (November 30, 2010 - $3.7 million) and bank indebtedness of $0.4 million (November 30, 2010 - $2.2 million), for net cash holdings of $10.8 million (November 30, 2010 - $1.5 million). The Company had working capital of $12.0 million compared to $9.2 million at November 30, 2010.

A diamond inventory of 1,866 carats had been accumulated at the end of the third quarter to benefit from the higher demand during the anticipated peak sales period from January to March 2012.

Operational Overview

	Production			Sales and inventories
	Volume (m3)	Carats	Sales (carats)	Average value (US$ / carat)	Inventories (carats)
Third quarter 2012	702,573	5,334	5,376	1,109	1,866
Year-year change	-31%	-37%	-16%	-29%	-51%

Mining volume declined 31% to 702,573m3(Third quarter fiscal 2011: 1,018,691m3). While the loss of production volumes due to the closure of operations at Holpan had an impact, this was dampened by Tirisano which began ramping-up production from mid-October in 2011. At Saxendrift production volumes declined 12%, the grade increased by 42% yielding 1,933 carats for the three months to November 2011. Klipdam achieved its budgeted recoveries in November 2011, but overall recoveries and quality were below expectations. Decisive action has been taken to remediate this situation.

The Company produced 5,334 carats (Third quarter fiscal 2011: 8,404 carats). This year-on-year decrease of 37% is largely due to the carats lost with the closure of Holpan in May 2011. The production of 1,244 carats at Tirisano in the last six weeks of the third quarter had a beneficial impact and smoothed the Company’s production profile, in line with the rationale for its acquisition. Although the Company’s overall production did not meet budget for the quarter, the gap between actual and budget recovery is reducing.

Klipdam

Mining at Klipdam migrated from the palaeo channel to the Rooikoppie gravels where diamonds of similar grade could be recovered at a lower unit cost due to less intensive earthmoving and, hence, equipment requirements. As a result, the mine realized a 20% reduction in average mining cash cost to US$9.50 per cubic meter, compared to the second quarter. After quarter end, the mining plan migrated to the in situ alluvial Rooikoppie gravel which has not been previously mined and is expected to yield higher quality diamonds.

Carat production at Klipdam was 43% lower than in the third quarter of fiscal 2011, while volumes declined 24% due to continued intermittent front end throughput constraints. Corrective actions were implemented and an in-field screen was erected at the center of mining activities; these started to have a positive impact in the latter part of the quarter with improved throughputs.

A total of 1,990 carats were sold at an average value of US$681 per carat, compared to 2,862 carats at an average value per carat of US$1,826 in the quarter ended November 30, 2010. The drop in price was due to the reduced size and quality of the diamond production from the previously worked area of the Rooikoppie gravel unit which was mined during the quarter. Management is confident that this has been addressed by migrating the new mining area.

Saxendrift

Volume production at Saxendrift was on target although carat recoveries were slightly below budget. Volumes are approaching the long-term production levels previously estimated for the mine as several Diamond Value Management initiatives begin to show results.

The in-field screening plant has been fully commissioned and producing at name plate capacity since the beginning of December 2011. The anticipated benefits of the new screening plant include improved capability to process the high sand content in the current gravel feed that had negatively impacted performance in past quarters. The new plant also removes significant quantities of heavy magnetic material, enabling the pans to run more efficiently in terms of diamond recovery.

Implementation of the bulk X-ray project is on schedule. The X-ray machine has been dispatched from Russia, and is to be set-up in Johannesburg during January 2012. It is expected that the X-ray unit will be commissioned and incorporated into the dedicated bulk sorting plant, then commence testing and performance quantification on various gravels will begin during April 2012.

Production at Saxendrift in the third quarter increased 27% to 1,933 carats from 355,308 cubic meters of gravel processed, which were 12% lower than in the comparable quarter in fiscal 2011. Recoveries gained momentum after a slow start to the quarter due to a scrubber drive failure at one of the four streams. This was subsequently resolved.

Sales from Saxendrift increased 34% to 1,761 carats at an average price of US$1,892 per carat. The 7% year-on-year decline was due to the market correction as well as a decline in stone quality and size.

Tirisano

The acquisition of Tirisano became effective on September 1, 2011. Production started ramping-up from mid-October 2011 following the construction and commissioning of the mine, including the implementation of Continuous Operations (“Contops”) from start-up. A new recovery plant and front-end extension were also commissioned on schedule during the quarter.

Although diamond grades were disappointing in the first months after commissioning, higher than expected prices were paid for the first stones, chiefly as a result of higher than expected recoveries of +10 carat stones. Production at Tirisano during the quarter totaled 1,244 carats from 153,099 cubic meters of gravel processed. Sales amounted to 1,625 carats at an average price of US$783 per carat. The sales included product that was acquired when the acquisition became effective.

In line with the reorganization of the senior mine management across the Company’s operations, a new plant manager, with extensive diamond winning experience, and a full time mining manager have been engaged for the Tirisano operation. After the reporting quarter, the mine manager of Tirisano Graham Chamberlain left the company and was replaced by Ben Nell, the mine manager of Saxendrift. With these management changes, the mine is well placed to achieve planned production during the next quarter.

Diamond Market

The volatile financial markets during the second quarter of fiscal 2012 affected the diamond sector at the beginning of the third quarter but sentiment subsequently improved. The market that reopened late in August 2011 was characterized by limited trade and extreme caution among traders, resulting in a temporary price decline of approximately 30% from the record highs in May and June 2011. Wholesale polished prices declined by an average of 10% while retail prices were stable. The market turned in October 2011 and continued its recovery into the fourth quarter with rough and polished diamond prices improving to within 15% and 5%, respectively, of their May and June 2011 record levels.

During the third quarter Rockwell continued to sell diamonds into its beneficiation joint venture with the Steinmetz Diamond Group (SDG) whereby the Company enjoys an equal participation in the profits from the sale of its polished diamonds sold through this channel. The joint venture has added increasing value in recent years and in November 2011, a 35 carat, D-color, flawless clarity, Round Brilliant Cut diamond was sold. It was produced from a 105 carat rough stone recovered from the Saxendrift mine in October 2009 and formed one of a pair of 35 carat diamonds. The second diamond, which belonged to SDG, had been purchased and polished over the same time period as Rockwell’s stone. The polished stones were sold as a pair at a Christie’s auction with Rockwell’s diamond achieving a price of $230,000 per carat including buyer’s commission.

Notable Stones

The Company continued to produce large stones at all its operations during the third quarter:

  Klipdam produced 14 stones exceeding 10 carats, including seven stones exceeding 20 carats;

  Saxendrift produced 33 stones weighing more than 10 carats, including 12 exceeding 20 carats; and

  Tirisano produced eight stones that were larger than 10 carats, including two weighing more than 20 carats.

These stones were channeled into the Company’s beneficiation joint venture with SDG, which delivers value added revenues for Rockwell’s stones that are larger than 2.8 carats. High quality stones sold through the joint venture during the quarter included the following:

  Saxendrift
a 47.47 carat white diamond, makeable shape and spotted;

a 48.97 carat sawable octahedron, light yellow and spotted;

a 57.04 carat fancy yellow, octahedron with clean clarity; and

a 142.16 fancy yellow, flat shape with spots in the center of diamond.

Outlook

Despite the turmoil which continues to impact global financial markets, the fundamentals for diamond prices remain strong. Demand extended its recovery into the fourth quarter following the lull in August 2012. Anecdotal evidence suggests that the Christmas season in the USA was better than the year before in terms of diamond jewellery sales. This is expected to assist in the liquidation of inventory with the resultant cash flow improvement rolling over into the January and February 2012 rough diamond purchasing period. Rockwell expects prices and demand to increase through the first half of 2012.

Having obtained the necessary approvals from the Department of Mineral Resources, the Northern Cape mines will be fully converted to Contops by the end of January 2012. With Tirisano having been commissioned on Contops at outset, all operations in the Company will in future be operating on this basis with the dual benefits of increased production as well as higher utilization of the processing plants. There is the added advantage of the additional jobs which will be created in these regions where unemployment is high.

From an operational perspective, the priorities for the fourth quarter of fiscal 2012 are as follows:

  In order to achieve required benchmark returns, Klipdam is targeting the recovery of better quality diamonds. For the longer term, a redesign of the front end and increasing the plant capacity is under consideration.

  Saxendrift is focused on with optimizing the production process for coarser diamond recovery to increase the number of large diamonds recovered. The bottom cut off size has been raised to 5.0 mm and is expected to start paying off during the fourth quarter.

  The continued implementation of the bulk X-ray technology is also of primary importance at Saxendrift and will be used as a pilot for deploying this technology in new projects in the pipeline.

  At Tirisano, the experienced new mine management team which was put in place at the end of 2011 is focused on the delivery of its production budget. The technical team has also been tasked with planning and implementing a wet front end appropriate for run of mine preparation before the 2012 rainy season commences.

In conclusion, the long term supply and demand fundamentals, driven by substantial uptake of diamonds from China and India and a gradual reduction in supply, bode well for the sector.

Conference Call:

Rockwell will host a telephone conference call on Friday, January 13 at 09:30 a.m. Eastern Time (4:30 p.m. Johannesburg) to discuss these results. The conference call may be accessed as follows:

Country	Access Number
Canada (Toll-Free)	1 866 605 3852
USA (Toll-Free)	1 800 860 2442
UK (Toll-Free)	0 800 917 7042
South Africa (Toll-Free)	0 800 200 648
Other Countries (Intl Toll)	+27 11 535 3600

A transcript of the audio webcast will be available on the Company's website:
www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight (ET) January 18, 2012 and can be accessed by dialing the relevant number in the table below and using the pass code 19623#.

Country	Access Number
South Africa (Telkom)	011 305 2030
USA and Canada (Toll)	1 412 317 0088

Other Countries (Intl Toll)	+27 11 305 2030
UK (Toll-Free)	0 808 234 6771

For further details, see the Rockwell’s complete financial results and Management’s Discussion and Analysis posted on the website and on the Company's profile at www.sedar.com. These include additional details on production, sales and revenues for the quarter, as well as comparative results for fiscal 2010.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO and President	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of developing and operating alluvial diamond mines, to become in a mid-tier diamond mining company. The Company has three existing operations, namely Saxendrift, Klipdam and Tirisano, which it is progressively optimizing. It also has two development projects -Wouterspan and Niewejaarskraal- and a pipeline of other projects with future development potential. Rockwell’s operations and projects are all located in the Republic of South Africa.

In addition to its project work, Rockwell continues to evaluate merger and acquisition opportunities which have the potential to expand its mineral resources and provide new opportunities to develop the additional production that would provide accretive value to the Company.

The Company has an established track record of producing large gem quality diamonds; these comprise a significant proportion of its production profile. The diamonds recovered from Rockwell’s mines are frequently acquired for investment purposes. The Company has a beneficiation joint venture which enables it to participate in the profit on the sale of its +2.8 carat sized stones after they have been polished.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.